Exhibit 99.3

CALL OPTION AGREEMENT

THIS CALL OPTION AGREEMENT (the “Agreement”) is made and entered into this 18th day of August, 2025 by and among BrainsWay Ltd., an Israeli public company (the “Buyer” or the “Investor”), Neurolief Ltd., a company organized under the laws of the State of Israel (the “Company”), and the persons listed in Schedule A hereto, as may be amended and/or supplemented from time to time in accordance herewith (the “Grantors” or the “Sellers”) and Behir Sabban, Adv. as the Sellers’ Representative, and together with the Grantors, the Company and the Buyer, the “Parties” and each, a “Party”).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, the Investor and the Company have entered into that certain Investment Agreement dated as of even date herewith (the “Investment Agreement”), providing for funding of the Company by the Buyer, in an aggregate amount of up to $16M, to be extended in up to three installments, all subject to the terms and conditions of the Investment Agreement. All Capitalized Terms not otherwise defined herein shall have the meaning ascribed to them in the Investment Agreement;

WHEREAS, as a material inducement for the Investor’s undertakings pursuant to the Investment Agreement, the Investor wishes to be granted an option to acquire all (100%) of the outstanding equity interests in the Company (not held by the Investor or its Affiliates), and the Sellers agree to grant the same to the Investor, all subject to the terms and conditions of this Agreement;

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

1.	The Call Option

1.1.          Grant of Option. Subject to the terms and conditions of this Agreement, effective upon the consummation of the Closing of the Investment Agreement (and contingent thereupon) (the “Call Option Commencement Date”), the Grantors hereby grant to the Investor an option during the Call Option Period (as defined below) (the “Call Option”) to purchase all of the Option Purchased Securities (as defined below), free and clear of any Encumbrances (“Free and Clear”). “Encumbrances” means any mortgage, pledge, lien, charge, option, right of first refusal, right of first offer, pre-emptive right, security interest, encumbrance, claim, restriction (including any restriction on the right to vote, sell, or otherwise transfer a security), or other third-party right, whether arising under the Amended Articles, by agreement, by operation of law or otherwise.

1.2.          Right to Exercise. The Call Option may be exercised at any time, commencing as of the Call Option Commencement Date and up to and including the Call Option Termination Date (as defined below) (the “Call Option Period”); provided that, if the Call Option is not exercised before the Call Option Pause Date, the Investor shall not be entitled to exercise the Call Option during the Call Option Non-Exercise Period (except pursuant to Article 143 of the Amended Articles, if applicable). Upon the expiration of the Non-Exercise Period, the Investor may exercise the Call Option at any time until and including the Call Option Termination Date. “Call Option Pause Date” means the date that is twelve (12) months following the Second Closing under the Investment Agreement; “Call Option Non-Exercise Period” means the period commencing on the Call Option Pause Date and ending on the second anniversary thereof; and “Call Option Expiry Date” means the date that is six (6) months following the lapse of the Call Option Non-Exercise Period. In the event that an Exercise Notice is not delivered in accordance with the terms hereof on or prior to the Call Option Termination Date, this Agreement shall terminate and have no further force or effect, and none of the parties shall have any rights, liabilities or obligations hereunder. For the avoidance of doubt, as long as an Exercise Notice is duly delivered in accordance with the terms hereof prior to 12:00 AM (Israel time) on the Call Option Pause Date or prior to 11:59 PM and 59 seconds (Israel time) of the Call Option Termination Date (as applicable), the Option Closing may occur after such date(s) in accordance with Section 2 below; and, wherever reference is made in this Agreement to exercise of the Call Option by a particular date, such exercise shall be deemed to occur upon delivery of an Exercise Notice in accordance with the terms hereof.

1.3.          Exercise Price.

Certain Defined Terms. In this Agreement, the capitalized terms below shall have the meaning ascribed to them (even if defined in the investment agreement):

1.3.1.1.          “Adjustment Escrow Amount” shall mean as set forth in Section 3A below.

1.3.1.2.          “Affiliate” of a specified Person means a Person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. The term “control” means the holding, directly or indirectly, of more than 50% of the equity and voting power of a Person or the right to appoint a majority of its board of directors or other equivalent body shall be considered “control”. The terms “controlling” and “controlled by” have correlative meanings to the foregoing.

1.3.1.3.          “Amit Dar Bonus” means the Exit Success Bonus payable to Amit Dar pursuant to his Amendment to Employment Agreement with the Company dated May 4, 2023.

1.3.1.4.          “Baseline Options and Warrants” means (i) options granted or reserved for grant to the Company’s employees, consultants and advisors to purchase 2,095,580 shares of nominal value NIS0.01 of the Company, (ii) warrants to purchase 41,489 1 Preferred A-1 Shares of nominal value NIS0.01 of the Company, and (iii) warrants to purchase 35,647 Preferred B-1 Shares, 1,078,825 Preferred B Shares, and 1,492,963 Preferred B-4 Shares, all of nominal value NIS0.01 of the Company; all deemed to be outstanding under the Baseline Pre-money Capitalization.

1.3.1.5.          “Baseline Pre-money Capitalization” means the Company’s issued and outstanding share capital on a fully diluted basis as set forth in the Capitalization Table as of the immediately prior to the Closing (as defined in the Investment Agreement).

1.3.1.6.        “Business Day” means any day other than a Friday, Saturday or official public holiday in Israel or a day on which banks in Israel are authorized or required by law to be closed.

1.3.1.7.      “Capitalization Table” means the Capitalization Table set forth in the Investment Agreement (it being clarified that such Capitalization Table includes a proforma of the investment of the entire Principal Amount and Third Investment Amount (as defined therein), and to the extent different amounts are invested by Investor, then the Capitalization Table shall be adjusted accordingly.

1.3.1.8.      “Carveout Bonus Payments” means those bonus payments approved under the bonus plan (the “2025 Bonus Plan”) by the board of directors of the Company on or around July 21, 2025, as the “Exit Carveout”, to be made to employees of the Company on the Option Closing Date (but not including those bonuses referenced in the 2025 Bonus Plan and defined below as Company Milestone Bonuses).

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1.3.1.9.      “Company’s Equity Value” means (i) the Company’s Enterprise Value (as defined below), minus (ii) Aggregate Debt (as defined below) and plus Aggregate Cash (as defined below), calculated as of the Option Closing Date in accordance with this Agreement.

1.3.1.10.   “Company Exit Bonuses” means the aggregate of the Carveout Bonus Payments and the Amit Dar Bonus.

1.3.1.11.   “Company Milestone Bonuses” means the bonus payments payable on the Option Closing Date to employees pursuant to the 2025 Bonus Plan in respect of achievement of certain milestones, which payments may only be made from freely available cash held by the Company (and, with respect to the portion of such bonuses payable on the Option Closing, the cash held by the Company as of immediately prior to the Option Closing); provided, that in the event that the Company has insufficient available cash to satisfy the Company Milestone Bonuses, any resulting shortfall in such payments shall not be payable at all and the Company shall have no outstanding obligations in connection therewith.

1.3.1.12.   “Company Options” shall mean all issued and outstanding options, whether vested or unvested, to acquire shares of the Company, as of the Option Closing Date.

1.3.1.13.   “Governmental Authority” means the government of any nation, state, city, locality or other political subdivision of any of them or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government.

1.3.1.14.   “Investor Participation Amount” means an amount representing Investor’s participation in Company Exit Bonuses, equal to the lower of $1,000,000 and 25% of the Company Exit Bonuses.

1.3.1.15.   “Investor’s Pro Rata Portion” means the amount equal to the product of (i) the Company’s Equity Value, multiplied by (ii) the percentage of Shares held by the Investor (including by any of its Affiliates) (as set forth in the Capitalization Table), on a Fully Diluted As-Converted Basis as of the Option Closing Date; provided, however, that for purposes of calculating the Fully Diluted As-Converted Basis: (i) all convertible loans, SAFEs, and any other convertible notes then outstanding and that are convertible/exercisable pursuant to their terms, shall be taken into account, as if exercised or converted, and (ii) outstanding options and warrants that are not Vested Company Options or Vested Warrants, immediately prior to the Option Closing and therefore expire pursuant to the provision of Section 1.3.6 below for no consideration, shall be disregarded and deemed not to have been issued (“Fully Diluted As-Converted Basis”). Without derogating from the foregoing, the number of Shares held by the Investor at the Option Closing for the purpose of determining the Investor’s Pro Rata Portion, shall also be subject to readjustment (if required) as follows: upon expiration, cancellation or termination of any unexercised Baseline Options and Warrants which were originally included in the Baseline Pre-money Capitalization, for purposes of determining the applicable Conversion Price, the Third Investment PPS and the number of Conversion Shares and Third Investment Shares (all such capitalized terms as defined in the Investment Agreement) issued based thereon, shall be deemed readjusted to reflect the result that would have been obtained had such unexercised Baseline Options and Warrants never been part of the Baseline Pre-money Capitalization (an example of which is attached as Exhibit E hereto).

1.3.1.16.   “Minimum Call Option EV” means the First Minimum Call Option EV or Second Minimum Call Option EV (each as defined below).

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1.3.1.17.   “Non-Signing Shareholders” means shareholders of the Company that have not signed this Agreement.

1.3.1.18.   “Non-Signing Shareholders’ Pro Rata Portion” means the amount equal to the product of (i) the Company’s Equity Value, multiplied by (ii) the percentage of Shares held, on a Fully Diluted As-Converted Basis as of immediately prior to the Option Closing, by those shareholders of the Company whose Shares are not transferred to the Investor at the Option Closing in accordance with Section 5.

1.3.1.19.   “Option Purchased Securities” means (i) all Shares (as defined in the Amended Articles, as may be amended from time to time (including any future type of shares created or authorized by the Option Closing Date) (the “Shares”), including, for the avoidance of doubt, Preferred Shares, and all warrants that are vested and in-the-money as of the Option Closing, in each case held directly or indirectly by the Grantors or their respective Permitted Transferees (as defined in the Amended Articles), whether currently held or acquired prior to the Option Closing, (ii) any Vested Company Options, and (iii) the Shares of any Non-Signing Shareholders which are transferred pursuant to effectuation of the provisions of Section 5 below.

1.3.1.20.   “Company’s Enterprise Value” means the agreed enterprise value of the Company, as determined below:

1.3.1.20.1.	If the Call Option is exercised at any time prior to the Call Option Pause Date, the greater of: (A) USD 65,000,000 (the “First Minimum Call Option EV”) or (B) 4.5 times the Determining Revenues (as defined below).

1.3.1.20.2.	If the Call Option is exercised at any time following the expiration of the Non-Exercise Period, the greater of: (A) USD 90,000,000 (the “Second Minimum Call Option EV”) or (B) 4.5 times the Determining Revenues.

1.3.1.21.   “Consideration Recipients” shall mean the Sellers (and if and as applicable, the Non-Signing Shareholders whose Shares are transferred to the Investor and the holders of Vested Company Options and Vested Warrants (each of the Consideration Recipients shall be referred to individually as a “Consideration Recipient”).

1.3.1.22.   “Consideration” shall mean the Exercise Price whether paid entirely in cash or partially in cash and partially in the form of Equity Consideration pursuant to the provisions of this Agreement,

1.3.1.23.   “Determining Revenues” means the Company’s annualized revenues on a trailing six-month basis as reflected in the Company’s reviewed financial statements prepared in accordance with GAAP (defined below) for the six (6) most recent calendar months immediately preceding the exercise of the Call Option.

1.3.1.24.   “Aggregate Debt” means, as of and including the Option Closing Date, the sum (without duplication) of (i) all indebtedness for borrowed money of the Company or any of its subsidiaries (including, for the avoidance of doubt, outstanding principal, accrued interest, and any prepayment penalties or premiums), (ii) all amounts owed by the Company or any of its subsidiaries under capital lease obligations, (iii) any drawn amounts under lines of credit or similar facilities of the Company or any of its subsidiaries, (iv) all unpaid dividends declared and not paid to the shareholders prior to the Option Closing, (iv) all obligations of the Company or any of its subsidiaries under interest rate, currency, or commodity hedging or derivative contracts (to the extent such contracts are out-of-the-money to the Company or any of its subsidiaries), and (v) any other indebtedness of the Company or any of its subsidiaries evidenced by notes, bonds, debentures, or similar instruments. For avoidance of doubt (i) any financing provided to the Company by means of convertible loans, SAFEs or other convertible debt securities, by the Company’s shareholders and/or any of their affiliates, which remains outstanding and not converted immediately prior to the Option Closing, shall be considered as indebtedness for purpose of the definition of Aggregate Debt.

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1.3.1.25.   “Aggregate Cash” means, as of and including the Option Closing Date, the aggregate amount of unrestricted and freely available cash and cash equivalents held by the Company and its subsidiaries (excluding any restricted cash, pledged accounts, or amounts subject to third-party claims, liens, or other Encumbrances).

1.3.1.26.   “Paying Agent” means ESOP Management & Trust Services Ltd.

1.3.1.27.   “Paying Agent & Escrow Agreement” means the agreement by and among the Buyer, the Representative and the Paying Agent, in customary form to be finalized by the Investor, the Representative and the Paying Agent within 90 days of the Closing (or two separate agreements to the extent required by the Paying Agent).

1.3.1.28.   “Payment Schedule” means the payment schedule to be delivered by the Company to the Buyer at least 3 Business days prior to the Option Closing, setting forth the name of each Seller, the number of Shares held thereby, the portion of the Exercise Price payable at the Option Closing presented in US dollars payable to each Consideration Recipient, the contribution of each Consideration Recipient to the Adjustment Escrow Amount and to the Representative Expense Amount, and if applicable, the distribution of the Equity Consideration and the allocation and recipients thereof, and the amount of the Net Debt/Cash Position. The payment Schedule shall be certified by the Company’s CFO as true and correct.

1.3.1.29.   “Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority or other entity.

1.3.1.30.   “Net Debt/Cash Position” means the net balance of the Aggregate Debt and Aggregate Cash.

1.3.1.31.   “Representative Expense Amount” shall mean an amount to be deducted from the Call Option Exercise Price, as determined by the Majority Sellers and the Representative and deposited with the Representative to be used for expenses as set forth in the Payment Schedule.

1.3.1.32.   “Section 102 Option” means any Company Option that was granted pursuant to Section 102 of the ITO.

1.3.1.33.   “Section 102 Shares” means any Ordinary Shares of Company issued upon exercise of a Section 102 Option.

1.3.1.34.   “Section 102 Trustee” shall mean a trustee appointed by the Company and approved by the ITA to act as a trustee for the purposes of Section 102 of the ITO (“Section 102”).

1.3.1.35.   “Vested Company Option” means any Company Option (or portion thereof) that (i) is not an Unvested Company Option, (ii) is “in-the-money” as of immediately prior to the Option Closing and that (iii) the holder thereof signed a joinder to this Agreement in the form attached as Exhibit A (the “Optionee/ Warrantholder Joinder”), or with respect to holders of Vested Company Options, alternatively, to the extent any such holders do not sign the Optionee Joinder, then a pre-requisite condition for such holder to receive its respective Consideration would include the delivery of the Optionee Joinder.

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1.3.1.36.   “Unvested Company Option” shall mean any Company Option (or portion thereof) that is unvested as of immediately prior to the Option Closing and does not vest at the Option Closing (including, for the avoidance of doubt, through acceleration by its terms as of the Option Closing) as well as vested Company Options that are not “in the money” as of the Option Closing Date.

1.3.1.37.   “ITO” shall mean the Israeli Income Tax Ordinance and any regulations and decrees promulgated pursuant thereto.

1.3.2.      Call Option Exercise Price. The Call Option purchase price for the Option Purchased Securities (the “Exercise Price”) shall be equal to (i) the Company’s Equity Value, minus (ii) the Investor’s Pro Rata Portion, plus (iii) the Investor Participation Amount, and further minus, if applicable (iv) the Non-Signing Shareholders’ Pro Rata Portion, and shall be subject to further adjustment in accordance with Section 2 below.

1.3.3.      Partial Payment in Shares. The Investor may elect in the Exercise Notice (as defined below) to satisfy up to twenty-five percent (25%) of the Exercise Price through the issuance to the Grantors of newly issued, publicly traded ordinary shares of the Investor (the “Equity Consideration”), provided that: (i) the aggregate value of such consideration in kind does not exceed ten percent (10%) of the Investor’s total market capitalization at the time of issuance; (ii) the value of the Investor’s ordinary shares shall be determined based on the volume-weighted average closing price (VWAP) over the thirty (30) trading days immediately preceding the Option Closing Date (as defined below); (iii) the ADSs representing the ordinary shares of the Investor are listed and actively traded on the Nasdaq Global Market, with an average daily trading volume of at least 60,500 ADSs over the thirty (30) trading days preceding the Option Closing Date; and (iv) the Investor remains in compliance with all applicable Nasdaq listing requirements and is not subject to any delisting procedures or material compliance at the time of issuance. Any payment made by means of Equity Consideration shall be subject to Buyer’s compliance with Section 7.8 and 11.1 hereof. To the extent that the Exercise Price includes Equity Consideration, the allocation of the Exercise Price by means of cash and Equity Consideration between the Consideration Recipients shall be determined as set forth in the Payment Schedule.

1.3.4.      Manner of Exercise. The Call Option may be exercised by the Investor only once, and only with respect to all (and not less than all) of the Option Purchased Securities by delivering written irrevocable notice to such effect to the Representative (with a copy to the Company (who shall forward the Exercise Notice to all Sellers)) (the “Exercise Notice”). If the Investor elects to make a partial payment in shares pursuant to Section 1.3.3, the Exercise Notice shall include such election and set forth the number of shares to be issued and the calculation used to determine such amount.

1.3.5.      Treatment of outstanding Company Options and Warrants.

(a)   Treatment of Warrants. Immediately prior to the Option Closing, each outstanding Warrant that is (i) vested (including, for the avoidance of doubt, through acceleration by its terms as of the Option Closing) (ii) is “in-the-money” and (iii) the holder thereof has signed the Optionee/ Warrantholder Joinder (“Vested Warrants”), shall be exercised whether by paying the exercise price of each such Warrant, by each holder thereof or by cashless exercise, such that such Warrants shall be terminated and cancelled as of the Option Closing, and, in exchange of such exercise and/or cashless exercise, each holder thereof shall be entitled to receive, a portion of the Consideration hereunder equal to the amount set forth opposite such holder of Vested Warrants’ name in the Payment Schedule as further detailed in this Agreement. Each outstanding Warrant that is not a Vested Warrant immediately prior to the Option Closing, shall be terminated and extinguished as of immediately prior to the Option Closing and contingent thereupon.

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(b)   Treatment of Vested Company Options. The Company shall cause each Vested Company Option, immediately prior to the Option Closing, to be exercised into ordinary shares of the Company, whether by paying the exercise price of each such Vested Company Option, by each holder thereof or by cashless exercise, such that that the then outstanding Vested Options shall be terminated and cancelled as of the Option Closing, and, in consideration of such exercise and/or cashless exercise, each holder thereof shall be entitled to receive, a portion of the Consideration hereunder equal to the amount set forth opposite such holder of Vested Company Options’ name in the Payment Schedule as further detailed in this Agreement.

(c)   Treatment of Unvested Company Options. Company shall take all action necessary to cause all Unvested Company Options and the Company’s current existing share incentive plan to be terminated and cancelled at the Option Closing.

(d)   Notwithstanding anything to the contrary, any Consideration payable hereunder shall be transferred by the Buyer, at the Option Closing to the Paying Agent who shall act with respect to the Consideration in accordance with the provisions of the Paying Agent. Without derogation from the generality of the above, it is agreed that the Consideration (if any) payable upon the exercise of a Vested Company Option granted under Section 102 or in respect of a share held by the Section 102 Trustee following the exercise of a Vested Company Option granted under Section 102 shall be delivered in accordance with the Israeli Options Tax Ruling, to the Section 102 Trustee and held in trust by the Section 102 Trustee pursuant to the applicable provisions of Section 102 and the Israeli Options Tax Ruling. Such Consideration shall be released by the Section 102 Trustee, in accordance with applicable law, the Israeli Options Tax Ruling, and the trust documents governing the trust held by the Section 102 Trustee.

1.3.6.      Withholding.

1.3.6.1.      Each of the Investor, Investor’s agent, including the Paying Agent (each, a “Payor”) shall be entitled to deduct and withhold from the Consideration if applicable, such amounts as it is required to deduct and withhold with respect to the payment of such Consideration under the Income Tax Ordinance (New Version), 5721–1961 at the applicable rate for such withholding. To the extent any amounts were so deducted or withheld, such withheld amounts shall be timely remitted by the relevant Payor, to the applicable Governmental Authority and the Payor shall promptly provide the applicable payment recipient a written confirmation of the payment details and the amount so withheld as well as any other reasonable evidence of said withholding.

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1.3.6.2.      Notwithstanding the foregoing, with respect to Israeli Tax, if the Paying Agent provides the Investor with an undertaking prior to the Option Closing Date as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), any consideration paid pursuant to this Agreement on the Option Closing Date shall be retained by the Paying Agent for a period of up to 180 days from the Option Closing Date (or, with respect to any other payment of Consideration payable or otherwise deliverable following the Option Closing Date, for a period of 90 days following such payment or delivery date), or a shorter period of time if requested in writing by a Person in respect of such Person’s portion of the Consideration) (respectively, the “Withholding Drop Date”), during which time the Paying Agent shall not withhold any Israeli Tax on such Consideration paid except as provided below, and during which time such Person may obtain a Valid Certificate regarding the deduction or withholding of Israeli Tax from any Consideration paid to such Person hereunder. If such Person delivers a Valid Certificate (as defined below) to the Paying Agent no later than three (3) Business Days prior to the Withholding Drop Date, the deduction and withholding of any Israeli Taxes shall be made in accordance with the provisions of such Valid Certificate and the balance of the payment that is not withheld shall be paid to such Person. If a Person (i) does not provide the Investor or the Paying Agent with a Valid Certificate by no later than three (3) Business Days before the Withholding Drop Date or (ii) submits a written request to the Investor or the Paying Agent to release its portion of the Consideration paid to the Paying Agent pursuant to this Agreement prior to the Withholding Drop Date and fails to submit a Valid Certificate at or before such time, then the amount of Israeli Tax to be withheld from such Person’s portion of the consideration paid pursuant to this Agreement shall be calculated according to the applicable withholding rate as reasonably determined by the Paying Agent in accordance with the Income Tax Ordinance which amount shall be calculated in NIS based on the US:NIS exchange rate known on the date the payment is actually made to such recipient. The amount so withheld shall be timely delivered or caused to be delivered to the ITA by the Paying Agent, and the Paying Agent shall promptly pay to any such Person the balance of the payment due to such Person that is not so withheld (and, for the avoidance of doubt, in the case of subclause (ii), the Consideration shall be released to such Person promptly following the receipt of such request without the need to wait until the lapse of the 180 days (or 90 days from any later payment date)). To the extent that amounts are so withheld by the Paying Agent, the Paying Agent shall provide the applicable Person with formal documentation evidencing such withholding and payment.

1.3.6.3.      A “Valid Certificate” shall mean a valid and applicable certificate or ruling issued by the Israeli Tax Authority (the “ITA”) stating that no withholding (or reduced withholding) of Israeli Tax is required with respect to such Person, or providing for other instructions regarding the payment due to such Person. The Parties agree that, a valid certificate of exemption from withholding pursuant to Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977, issued by the ITA will be deemed a Valid Certificate, provided that such certificate shall not be valid for transfers outside Israel or for payments not made in cash. The parties further agree that the Israeli Options Tax Ruling, the Interim Options Tax Ruling and the 104H Tax Ruling shall be deemed a Valid Certificate. For the avoidance of doubt, if a Valid Certificate was not obtained, the Payor, when a payment of the Consideration is made shall withhold tax in accordance with the withholding tax rates stipulated in the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977.

1.3.6.4.      In the event that any Payor receives a written demand from the ITA to withhold any amount out of the amount in respect of any Person hereunder and transfer it to the ITA, the Payor (i) shall notify such Person of such matter promptly after receipt of such written demand, and provide such payee with reasonable time (but in no event less than 14 days unless otherwise required by the ITA or any applicable Tax Law) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA, and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Person to the Investor and the relevant Payor, transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Person and the Payor shall timely provide the Person with a written confirmation of such tax withholding.

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1.3.6.5.      Israeli Tax Rulings. The Parties shall work together and cooperate in good faith so to take such actions, if and as required by the Representative (on behalf of Grantors) so to minimize tax implications for the Grantors. In furtherance of the foregoing, the Parties contemplate that as soon as reasonably practicable following delivery by Buyer of an Exercise Notice, Buyer and the Company shall jointly instruct their respective Israeli counsels to prepare and file with the ITA an application for the following tax rulings, all as and if required by the Company and/or the Representative (on behalf of Grantors):

(a)   If the Option Purchased Securities include any Section 102 Options and/or Section 102 Shares, and the mandatory holding period therefor pursuant to Section 102 has not elapsed with respect to some, or all of the Section 102 Options and/or Section 102 Shares, a ruling that confirms that payment of the Exercise Price in consideration therefor: (i) shall not result in an immediate taxable event for the Person entitled to such options and shares, (ii) shall be taxed at capital gains rates or any other preferential tax rate, as may be agreed with the ITA, and, if applicable (iii) shall not affect the length of the holding period required with respect to such options and shares under the Section 102, which ruling may be subject to such terms regularly associated with such ruling (the “Israeli Options Tax Ruling”), and/or an interim tax ruling from the ITA (if applicable) confirming, among other things, that the Investor and anyone acting on its behalf shall be exempt from Israeli withholding Tax in relation to any payments made to the Paying Agent, Section 102 Trustee and/or anyone on their behalf ("Interim Options Tax Ruling"); Notwithstanding anything to the contrary herein, in the event that such Israeli Options Tax Ruling and/or Interim Options Tax Ruling are obtained, Israeli Tax withholding with respect to holders of Section 102 Options and/or Section 102 Shares shall be as determined in the Israeli Options Tax Ruling, or the Options Interim Tax Ruling, as applicable; and

(b)   If the Exercise Price includes payment by means of Equity Consideration, then at the request of any Sellers, to be delivered through the Representative, the Company, through its legal and accounting representatives will approach the ITA with an application for a ruling (the “104H Tax Ruling”) permitting any such Seller, who elects to become a party to such a tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax with respect to any Equity Consideration that such Electing Holder will receive pursuant to this Agreement until the date set forth in Section 104H of the Israel Tax Ordinance. Buyer shall reasonably cooperate with the Company, the Electing Holders and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling; provided that the 104H Tax Ruling shall not impose any material restrictions or obligations other than restrictions applicable under the Israel Tax Ordinance, on Buyer, or the Company without the written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

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The Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the 104H Tax Ruling, as promptly as practicable. For the avoidance of doubt, the Electing Holders, the Company and its and their respective legal and accounting representatives shall not make any application to the ITA with respect to any matter relating to the 104H Tax Ruling, without granting Buyer’s Israel legal counsel the opportunity to review, comment on and approve the draft application in advance (which approval shall not be unreasonably withheld, delayed or conditioned), and the Electing Holders, the Company and its and their respective legal and accounting representatives will inform Buyer’s Israel legal counsel in advance of the content of, and enable Buyer’s Israel legal counsel to participate in, all material discussions and meetings with the ITA relating thereto. To the extent that Buyer’s Israel legal counsel elects not to participate in any such meeting or discussion, the Electing Holders, the Company and its and their respective legal and accounting representatives shall provide Buyer’s Israel legal counsel with an update of the discussions or meetings held with the ITA. The text of the applications for, filing relating to, and the final text of the 104H Tax Ruling, shall be subject to the prior written confirmation of Buyer or its Israel legal counsel, not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, if the 104H Tax Ruling shall be received and delivered to the Paying Agent prior to the applicable withholding date, and no later than five Business Days prior to the Withholding Drop Date, in form and substance reasonably acceptable to Buyer, then the provisions of the 104H Tax Ruling, shall apply and all applicable withholding procedures with respect to any Electing Holders shall be made in accordance with Section 104H of the Israel Tax Ordinance, and the provisions of the 104H Tax Ruling . All expenses related to the issuance of the 104H Ruling shall be borne by the Company.

2.	Option Closing.

2.1.          Option Closing. Subject to the satisfaction (or waiver, to the extent permissible) of the conditions to closing set forth herein, the consummation of the purchase and sale of the Option Purchased Securities (the “Option Closing”) shall take place remotely via the electronic exchange of documents and signatures, on the date set forth in the Exercise Notice, which shall be no later than thirty (30) Business Days following delivery of the Exercise Notice (the “Option Closing Date”).

2.2.          Transactions at the Option Closing. At the Option Closing, and subject to the terms and conditions of this Agreement, the following transactions shall take place simultaneously, and no transaction shall be deemed to have occurred until all such transactions have been completed:

2.2.1.      The Investor (or its Affiliate, on its behalf) shall deliver by wire transfer of immediately available funds to the Paying Agent for further distribution to the Consideration Recipients in accordance with the Payment Schedule and the Paying Agent & Escrow Agreement:

2.2.1.1.      if the entire Exercise Price is to be paid in cash, an amount in cash equal to the Exercise Price (determined in accordance with the Estimated Closing Statement, as defined below) less the Adjustment Escrow Amount; or

2.2.1.2.      if the Investor elects partial payment in Equity Consideration pursuant to Section 1.3.3, ninety seven and one half percent (97.5%) of the cash portion of the Exercise Price, together with ninety seven and one half percent (97.5%) of the shares comprising the Equity Consideration;

2.2.2.      Pursuant to Sections 2.2.2 and 2.2.3 the Investor (or its Affiliate, on its behalf) shall deliver to the Paying Agent:

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2.2.2.1.      if the entire Exercise Price is to be paid in cash, an amount in cash equal to the Adjustment Escrow Amount by wire transfer of immediately available funds; and

2.2.2.2.      if the Investor elects partial payment in Equity Consideration pursuant to Section 1.3.3, two and one half percent (2.5%) of the cash portion of the Exercise Price, and 2.5% of the shares comprising the Equity Consideration (the “Deposited Shares”), into the Adjustment Escrow Account established pursuant to the Paying Agent & Escrow Agreement.

2.2.3.      The Investor shall deliver to the Representative and the Paying Agent, a copy of the Paying Agent & Escrow Agreement duly executed by the Investor.

2.2.4.      The Sellers and/or the Company, as applicable, shall deliver to the Investor:

2.2.4.1.           an updated shareholder register of the Company, in the form attached hereto as Exhibit B evidencing that the Investor is the sole registered holder of all issued and outstanding Shares of the Company (other than the Shares of the Non-Signing Shareholders which are not transferred to the Investor at the Option Closing, if any) as of immediately following the Option Closing Date;

2.2.4.2.           duly executed share transfer deeds from each Grantor in favor of the Investor, in the form attached hereto as Exhibit C together with corresponding share certificates (to the extent certificated), or affidavit of lost share certificate, and any other documents reasonably required to effect the legal and beneficial transfer of the Option Purchased Securities, Free and Clear;

2.2.4.3.           a copy of the Paying Agent & Escrow Agreement duly executed by the Sellers; and

2.2.4.4.           written resignations (or, where applicable, evidence of removal in accordance with the Amended Articles) of each director of the Company who was not nominated by the Investor, effective as of the Option Closing, in the form attached hereto as Exhibit D.

3.     Adjustment to Exercise Price

3.1.          Estimated Closing Statement. No later than five (5) Business Days prior to the Option Closing Date, the Company shall deliver to the Investor a written statement (the “Estimated Closing Statement”), setting forth the Company’s good-faith estimates of (i) the Determining Revenues, (ii) the Net Debt/Cash Position, (iii) the Company Exit Bonuses, in each case calculated as of the Option Closing Date and in accordance with the definitions set forth in this Agreement, and (iv) the resulting calculation of the Exercise Price to be paid at the Option Closing. The Estimated Closing Statement shall be prepared in accordance with US generally acceptable accounting principles, using the same accounting principles, practices, procedures, and policies used to prepare the Company’s annual audited financial statements last published prior to the date of the Exercise Notice (the “Accounting Principles” or “GAAP”). In the event the Company believes that the Company Enterprise Value would not be greater than the applicable Minimum Call Option EV it shall so notify the Investor, and in such event, the Company shall not be required to provide a calculation of Determining Revenues, and the Determining Revenues shall not be subject to further review or reference by any Party, including in connection with any Draft Closing Statement or any Objection Notice.

3.2.          Determination of Final Closing Statement.

3.2.1.      As soon as reasonably practicable and no later than 90 days after the Option Closing Date (the “Draft Closing Statement Deadline”), the Investor shall deliver to the Representative a written statement (the “Draft Closing Statement”) setting forth Buyer’s calculation of (i) the actual Determining Revenues (if relevant) and Net Debt/Cash Position as of the Option Closing Date, and (ii) the resulting calculation of the Adjusted Exercise Price, or an acceptance statement of the Estimated Closing Statement (the “Buyer Acceptance Statement”). The Closing Statement shall be prepared in accordance with definitions used herein and the Accounting Principles.

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3.2.2.      Review and Objections. Promptly upon delivery of the Draft Closing Statement, the Investor shall provide the Representative and its representatives with reasonable access to the working papers and supporting materials used in its preparation and applicable personnel of the Company. The Representative shall have 30 Business Days following receipt of the Draft Closing Statement (the “Examination Period”) to review and either accept the Draft Closing Statement (the “Acceptance Notice”) or deliver to the Investor a written notice of objections (an “Objection Notice”) describing in reasonable detail the items disputed and the grounds for such dispute. Failure to deliver an Objection Notice within the Examination Period shall constitute the Representative’s acceptance of the Draft Closing Statement.

3.2.3.      Resolution of Disputes. If an Objection Notice is timely delivered, the Investor and the Representative shall attempt in good faith to resolve the disputed items. If they are unable to resolve all disputed items within fifteen (15) Business Days following delivery of the Objection Notice, either Party may refer the remaining unresolved items (and only those) set forth in the Objection Notice (the “Unresolved Objections”) to one of the Big Four accounting firms in Israel or such other independent accounting firm, as agreed between the Investor and the Representative (the “Independent Accountant”). Each of Buyer and the Representative shall promptly, but in no event later than twenty (20) Business Days following the referral of the Unresolved Objections to the Independent Accountant, prepare a written statement describing their respective positions with respect to the Unresolved Objections, which, together with the relevant documents, will be submitted to the Independent Accountant for review and final determination (“Written Statement”). Following submission of any Unresolved Objections to the Independent Accountant, Buyer and the Representative shall furnish the Independent Accountant with such information and documents as the Independent Accountant may reasonably request in order to resolve the Unresolved Objections. For the avoidance of doubt, the review of the Independent Accountant will be limited to the Unresolved Objections. The Independent Accountant shall determine its calculation of the Unresolved Objections in accordance with the definitions set forth in this Agreement and the Accounting Principles and may not deviate from the positions taken by each party’s Written Statement. Within ten (10) days after the date of receipt of the last Written Statement, the Independent Accountant shall make a determination as to the resolution of the Unresolved Objections and shall issue a written ruling of such resolution, which shall include an illustration of all adjustments (which for the avoidance of doubt shall only be related to the Unresolved Objections) to the Draft Closing Statement based on any resolutions to objections agreed upon by Buyer and the Representative and pursuant to the Independent Accountant’s resolution of the Unresolved Objections. The Independent Accountant shall make a determination only as to the Unresolved Objections and shall not decide any specific items not under dispute and its determination as to the Unresolved Objections shall be within the range of values assigned to each such disputed item in the Draft Closing Statement and the Objection Notice, respectively.

3.2.4.      The Independent Accountant shall act as an expert (not an arbitrator), shall be instructed to resolve only those matters in dispute in accordance with GAAP and the principles set forth herein, and shall render its decision as promptly as practicable. The Final Closing Statement shall be conclusive, non-appealable and binding upon Buyer and the Representative, absent manifest error or fraud. Buyer and the Representative agree that the procedure set forth in this Section 3.2 for resolving disputes with respect to the Draft Closing Statement shall be the sole and exclusive method for resolving such disputes and the Final Closing Statement will be final, conclusive and binding on the parties; provided, that this provision shall not prohibit either Buyer or the Representative from instituting litigation to enforce the ruling of the Independent Accountant.

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3.2.5.      The fees, costs and expenses of the Independent Accountant shall be allocated to and borne by Buyer and the Representative, on behalf of the Consideration Recipients, based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the total Unresolved Objections originally submitted to the Independent Accountant. For example, should the Unresolved Objections total $1,000 and the Independent Accountant awards $600 in favor of the Representative’s position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by the Representative (on behalf of Consideration Recipients).

3.2.6.      Final Adjustment and Payments.

(a)	If the Adjusted Exercise Price, as determined in the Final Closing Statement (as defined below), exceeds the Closing Purchase Price (as defined below), the Investor shall, no later than seven (7) Business Days following the final determination of the Adjusted Exercise Price: (i) promptly instruct the Paying Agent to release and disburse the Adjustment Escrow Amount (including the Deposited Shares, if any) to the Consideration Recipients in accordance with the allocation provided in the Payment Schedule and subject to the provisions of the Paying Agent & Escrow Agreement, and (ii) pay to the Paying Agent by wire transfer of immediately available funds the amount of such excess for further distribution to the Consideration Recipients in accordance with the allocation provided in the Payment Schedule and subject to the provisions of the Paying Agent & Escrow Agreement.

(b)	If the Adjusted Exercise Price is less than the Closing Purchase Price, then: (A) to the extent the difference is less than or equal to the Adjustment Escrow Amount, the Representative shall promptly instruct the Paying Agent to disburse to the Investor an amount equal to such difference (which shall be allocated ratably between the respective cash and Deposited Shares comprising the Adjustment Escrow Amount), and to release any remaining balance of the Adjustment Escrow Amount and the Deposited Shares (if any) to the Consideration Recipients in accordance with the allocation provided in the Payment Schedule and subject to the provisions of the Paying Agent & Escrow Agreement; and (b) to the extent the difference exceeds the Adjustment Escrow Amount, the Representative shall promptly instruct the Paying Agent to release the entire Adjustment Escrow Amount and the Deposited Shares (if any) to the Investor or in accordance with its instructions, and the Consideration Recipients shall, severally and not jointly, each in accordance with its pro rata percentage of the Consideration as set forth in the Payment Schedule, within five (5) Business Days of such instruction, pay to the Investor the remaining shortfall, on a dollar-for-dollar basis, by wire transfer of immediately available funds to an account designated by the Investor.

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(c)	For the purposes of this Section 3.2, “Final Closing Statement” means and refers to: (i) the Estimated Closing Statement delivered by the Company to the extent Buyer provides a Buyer Acceptance Statement or fails to provide either a Buyer Acceptance Statement or a Draft Closing Statement by the Draft Closing Statement Deadline, (ii) the Draft Closing Statement delivered by Buyer if the Representative delivers to Buyer an Acceptance Notice or fails to deliver an Objection Notice by the lapse of the Examination Period; or (iii) the Draft Closing Statement as adjusted pursuant to the agreement between the Representative and the Investor and/or the Independent Accountant’s resolution of the Unresolved Objections; “Adjusted Exercise Price” means the Exercise Price as determined in the Final Closing Statement; and “Closing Purchase Price” means the aggregate Exercise Price paid at the Option Closing, including (i) any amount paid to the Representative ((including by deposit with the Paying Agent) for the benefit of the Sellers), and (ii) the Adjustment Escrow Amount deposited with the Paying Agent in accordance with Section 3.A. (including both cash and, if applicable, the value of any shares issued pursuant to Section 1.3.3).

(d)	Any post-closing adjustment payments made under this Section 3.3 shall be treated as adjustments to the Exercise Price for all tax purposes.

3.2.7.      Company Exit Bonuses. To the extent the Company Exit Bonuses are not paid by the Paying Agent from the Closing Purchase Price, any amount of the Company Exit Bonuses directly paid or furnished by the Company to employees of the Company in cash or Deposited Shares, will be reduced from the cash or Deposited Shares to be transferred to the Paying Agent pursuant to Section 2.2.1 or 2.2.2 above, and the dollar amount represented thereby shall be deemed as a payment of an equivalent amount of the Exercise Price. Where such payments are made directly by the Company, the Company may withhold two and a half percent (2.5%) of the applicable amount of Company Exit Bonuses so paid or payable, to be treated as a part of the Adjustment Escrow Amount due pursuant to Section 3.A. below, such amount to be treated in accordance with the terms of the Paying Agent & Escrow Agreement, mutatis mutandis.

3.2.8.      Treatment of Company Milestone Bonuses. Company Milestone Bonuses, to the extent paid, will be accounted for by reducing the Company’s Aggregate Cash as of the Option Closing Date.

3.2.9.      Treatment of Consideration between Consideration Recipients. As between the Consideration Recipients, for purpose of the allocation of Consideration between Consideration Recipients, the provisions of Articles 8.1.1.2 through 8.1.1.6 of the Amended Articles shall apply (thereby treating the acquisition by the Investor of the then outstanding equity interests of the Company hereunder as a Deemed Liquidation), where in such case the Distributable Proceeds (as defined in the Amended Articles) shall be deemed net of any Company Exit Bonuses that are paid.

3.A. Escrow. At the Option Closing, the Investor shall deposit into a separate escrow account maintained by the Paying Agent an amount equal to two and a half percent (2.5%) of the Exercise Price calculated based on the Estimated Closing Statement (the “Adjustment Escrow Amount”) for the purpose of satisfying any downward adjustment to the Exercise Price in favor of the Investor due to the calculation of Determining Revenues and/or Net Debt/Cash Position (as determined in accordance with the terms of this Agreement). The Adjustment Escrow Account shall be governed by the Paying Agent & Escrow Agreement.

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4.	The Representative

4.1.          Each of the Sellers hereby irrevocably appoints Behir Sabban, Adv, of Sabban Law Offices (together with any successor appointed pursuant to this Section, the “Representative”) as its sole representative, attorney-in-fact and agent with full power of substitution to act in the name, place and stead of the Sellers with respect to this Agreement and the Paying Agent & Escrow Agreement and to take any and all actions and make any decisions required or permitted to be taken by the Representative under this Agreement or the Paying Agent & Escrow Agreement, including (a) receiving and giving notices and communications, (b) authorizing delivery of payments (including from the Adjustment Escrow Account) to the Sellers or to the Investor as appropriate, (c) agreeing to, negotiating, entering into settlements and compromises of, and otherwise administering and resolving disputes relating to the Adjustment Escrow Amount or the determination of the Exercise Price, and (d) engaging attorneys, accountants or other advisors as the Representative determines necessary or desirable. The Sellers acknowledge that the Representative is legal counsel to KT Squared, LLC, and nothing in his role as Representative, shall preclude him from continuing to advise KT Squared, LLC in that capacity.

4.2.          The Sellers acknowledge and agree that the Investor shall be entitled to rely on any action or decision of the Representative as being binding on all of the Sellers, and shall have no responsibility to determine whether the Representative is acting in accordance with the instructions of the Sellers. All decisions and actions by the Representative, including any agreement between the Representative and the Investor relating to the determination of the Exercise Price or the disbursement of the Adjustment Escrow Amount, shall be binding upon all Sellers as if expressly confirmed and ratified in writing by each of them.

4.3.          Each Seller hereby irrevocably constitutes and appoints the Representative, with full power of substitution, as its true and lawful proxy and attorney-in-fact (the “Voting Proxy”), to vote all of such Seller’s Shares and to exercise all rights, powers and privileges of such Seller with respect to such Shares (including the right to act by written consent) in accordance with the provisions of this Agreement and the transactions contemplated hereby, including without limitation in connection with any Company Acquisition (as defined below) or other resolution or action required to be approved by the Sellers or shareholders of the Company in order to effectuate the Option Closing. Each Seller agrees to take such further actions and to execute such further instruments as may be reasonably necessary to effectuate the foregoing. The grant of the Voting Proxy is coupled with an interest, shall be irrevocable and shall survive the death, incapacity, bankruptcy or liquidation of the Seller.

4.4.          The Representative (through deposit with the Paying Agent) shall be the sole party entitled to receive payment of the Exercise Price on behalf of the Sellers. The Investor shall have no responsibility or liability whatsoever for the allocation, apportionment, or delivery of any amount received by the Representative to any Seller, and no Seller shall have any claim against the Investor in connection with any such distribution.

4.5.          The Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest (the "Majority Sellers") of the Sellers according to each Sellers' pro rata share of all Shares held by the Sellers (“Seller’s Pro-rata Share”) ; provided, however, in no event shall Representative be removed without the Majority Sellers having first appointed a new Representative who shall assume such duties immediately upon the removal of Representative. In the event of the death, incapacity, resignation, or removal of Representative, a new Representative shall be appointed by the vote or written consent of the Majority Sellers, and if such appointment is not made within 30 days the Representative shall be KT Squared, LLC, until a successor Representative is appointed. Notice of such vote or a copy of the written consent appointing such new Representative shall be sent to Buyer, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Buyer; provided, that until such notice is received, Buyer shall be entitled to rely on the decisions and actions of the prior Representative as described above. If the Representative is dissolved, liquidated, ceases to exist, is declared bankrupt, enters into receivership or administration, resigns, or is otherwise unable or unwilling to act then the Majority Sellers may, by written notice to the Investor, appoint a successor Representative and if such appointment is not made within 30 days the Representative shall be KT Squared, LLC, until a successor Representative is appointed. Any such appointment shall be effective upon the delivery to the Investor of written notice of the appointment, together with a written acceptance of such appointment by the successor Representative. The removal of a Representative shall not be effective until such a successor has been duly appointed and accepted the role in writing.

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4.6.          The Representative may rely upon any document or communication believed to be genuine and may assume any Person purporting to act on behalf of a Seller has been duly authorized. The Representative shall not be liable to the Sellers for actions taken pursuant to this Agreement or the Paying Agent & Escrow Agreement/any Transaction Document, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by Representative shall be conclusive evidence of good faith). The Sellers shall severally and not jointly (in accordance with each Seller’s pro-rata share of the Consideration (less the amount of any Company Exit Bonuses paid or deducted therefrom)), indemnify and hold harmless Representative from and against, compensate it for, reimburse it for, and pay any and all losses, liabilities, claims, actions, damages, and expenses, including attorneys' fees and disbursements, arising out of and in connection with its activities as Representative under this Agreement and the Paying Agent & Escrow Agreement/any Transaction Document (the "Representative Losses"), in each case as such Representative Loss is suffered or incurred; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of Representative, Representative shall reimburse the Sellers the amount of such indemnified Representative Loss attributable to such gross negligence, fraud, intentional misconduct, or bad faith. The Representative Losses shall be satisfied: (i) first from the Representative Expense Amount; and (ii) to the extent the amount of the Representative Losses exceeds amounts available to Representative from the Representative Expense Amount, from the Sellers, severally and not jointly (in accordance with each Seller’s pro-rata share of the Consideration (less the amount of any Company Exit Bonuses paid or deducted therefrom)). As soon as practicable after the date on which the final obligation of Representative under this Agreement and the Paying Agent & Escrow Agreement/any Transaction Document have been discharged or such other date as Representative deems appropriate, any remaining Representative Expense shall be released to the Consideration Recipients on a pro-rata basis between them (based on the portion of the Consideration each such Consideration Recipient is entitled to receive).

4.7.          The Sellers shall jointly bear the Representative’s costs and expenses (including professional advisor fees) incurred in connection with the performance of its duties under this Agreement, which may be paid directly from any amounts otherwise payable to Sellers, including from the Adjustment Escrow Account, and to the extent such amounts or not available or are insufficient, shall be paid by the Consideration Recipients on a pro-rata basis between them (based on the portion of the Consideration each such Consideration Recipient is entitled to receive). The Representative may withhold from, or cause to be deducted from, any amounts payable to the Sellers any amounts required to fund such expenses on a pro rata basis.

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4.8.          The Representative may act through one or more individuals or officers as it may designate from time to time in writing to the Investor. The Investor shall be entitled to rely upon the actions or signatures of any such designated individual as though they were taken or given by the Representative itself. Without limiting the foregoing, Behir Sabban, Adv., and such other Persons as may be designated in writing by the Representative, are hereby authorized to act on behalf of the Representative, and the Investor may rely on any such act or deed as the valid act or deed of the Representative.

5.	Treatment of Non-Signing Shareholders

5.1.          The Investor shall be obligated, upon exercise of the Call Option, to purchase all of the Option Purchased Securities which include all Shares held by the Grantors who are party to this Agreement and Vested Company Options, and the Shares held by Non-Signing Shareholders that are transferred pursuant to a Company Acquisition.

5.2.          Subject to the following sentence, the Investor shall have sole discretion as to whether to acquire all (but not less than all) the Shares held by any or all Non-Signing Shareholders at the Option Closing. Without limiting the generality of the foregoing, the Investor may, and upon the demand of the Majority Sellers, shall, elect to pursue such acquisition (i) through the exercise of drag-along rights pursuant to the Amended Articles or (ii) by causing the acquisition of all outstanding Shares of the Company by way of a reverse triangular merger under the Companies Law 5759–1999; provided that the foregoing shall not require the Representative, acting on behalf of the Sellers, to agree to any change in form that will result in a reduction in the amount of Consideration payable in the aggregate to the Sellers (each, a "Company Acquisition").

5.3.          The Sellers, in their capacity as shareholders of the Company, hereby irrevocably agree to vote (or cause to be voted) all Shares with respect to which such Sellers presently own or have voting power, and all Shares with respect to which such shareholders in the future acquire ownership or voting power (including through the exercise or conversion of any securities), at any meeting of the shareholders of the Company (including any class meetings), and in any action by written consent of the shareholders of the Company (or any class thereof), (i) in favor of the approval, consent, and ratification of the Company Acquisition by Buyer as contemplated by this Agreement, including, but not limited to, the exercise of any of shareholder’s rights under the Company’s constitutional documents to require all holders of Company share capital to sell such shares pursuant to an Acquisition, and (ii) against any action that would impede, interfere, or discourage any such Acquisition by Buyer, would facilitate an acquisition or change of control of the Company, in any manner, by a party other than Buyer. To the extent inconsistent with the foregoing provisions of this Section 5.3, each of the Sellers hereby irrevocably revokes any and all previous proxies with respect to any Shares that such shareholder owns or has the right to vote. Each Seller hereby irrevocably agrees not to demand, and hereby irrevocably waives, any and all rights to obtain payment of the fair value of its securities as afforded by statute, if any, or otherwise arising in connection with the approval, execution and delivery of this Agreement by such Seller and consummation of the transactions contemplated hereby and the approval execution and delivery of any agreement in connection with the exercise by Buyer of the Acquisition, including with respect to consummation of the transactions contemplated thereby. Each Grantor irrevocably agrees, and irrevocably instructs the Representative to, vote in favor of, consent to, and otherwise take all actions reasonably requested by the Investor in order to effectuate any Company Acquisition, including any resolutions of the Board or shareholders of the Company required to approve or implement such transaction. Each such Grantor further agrees, and irrevocably instructs the Representative to execute any documentation reasonably requested by the Investor in connection with the foregoing, in form and substance reasonably satisfactory to the Investor.

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5.4.          If the Shares held by Non-Signing Shareholders are not purchased by Investor in accordance with the terms of this Agreement, such Shares shall remain outstanding and held by such shareholders, and no special rights, privileges or obligations shall attach to such Shares or to such shareholders by virtue of the Investor’s exercise of the Call Option or this Agreement.

5.5.          The Investor shall have no responsibility or liability of any kind to any Non-Signing Shareholder in connection with the exercise of the Call Option, including without limitation the amount, structure, or allocation of consideration paid or not paid to such shareholders.

5.6.          If, in connection with any Company Acquisition, any shareholder of the Company (other than the Grantors) validly asserts statutory appraisal rights or any similar rights under applicable law (a “Dissenting Shareholder”), and as a result thereof the Investor or the Company is required to pay to any such Dissenting Shareholder an amount in excess of the Exercise Price payable under this Agreement (including, for the avoidance of doubt, any interest, expenses, legal fees, or other costs), then: (a) the Grantors hereby irrevocably waive any claim for an upward adjustment to the Exercise Price or any other payment from the Investor in respect of any such appraisal rights or amounts paid to a Dissenting Shareholder; (b) the Investor shall be entitled to offset and deduct from the Exercise Price (including amounts payable to the Representative or any Grantor under the Adjustment Escrow Amount) any costs, expenses, payments or liabilities incurred or suffered in connection with the resolution or settlement of such appraisal or dissenters’ rights, including but not limited to legal fees, expert costs, court-awarded amounts or settlement payments; and (c) the Representative shall, upon the Investor’s instruction and without any requirement for further Seller consent, instruct the Paying Agent to release from the Adjustment Escrow Amount any such amounts owed to the Investor pursuant to clause (b), and any remaining balance in the Adjustment Escrow Account shall be distributed in accordance with Section 3.2.6.

6.	Representations and Warranties of the Grantors

Each Grantor, severally and not jointly, and solely with respect to itself, hereby represents and warrants to the Investor, as of the date hereof and as of the Option Closing Date, as follows (provided that representations relating to accredited investor status shall apply only to those Grantors who are accredited investors):

6.1.          Authorization; Capacity; No Conflicts. Each Grantor has full power, capacity and authority to execute and deliver this Agreement and to perform its obligations hereunder. If such Grantor is not an individual, it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate or equivalent power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Grantor and constitutes a valid and binding obligation of such Grantor, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and to general principles of equity. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any breach or violation of, or default under, (a) any law applicable to such Grantor, (b) any judgment, order or decree of any governmental authority binding on such Grantor, or (c) any agreement, contract or instrument to which such Grantor is a party or by which it or its assets are bound.

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6.2.          Title to Option Purchased Securities. Such Grantor is the sole legal and beneficial owner of the Option Purchased Securities set forth opposite its name in Schedule A, free and clear of any Encumbrances (including, for the avoidance of doubt, any transfer restrictions under the Articles or under applicable law, save for those that will be released or waived at or prior to the Option Closing in accordance with this Agreement). Upon delivery of the share transfer deeds at the Option Closing in accordance with this Agreement, the Investor will acquire full legal and beneficial title to such Option Purchased Securities, Free and Clear.

6.3.          No Other Rights. Except as set forth in the Amended Articles, such Grantor is not a party to, or bound by, any option, warrant, call, subscription agreement, voting trust, proxy, pledge agreement, rights of first refusal, co-sale rights, or any other contract, agreement or understanding (whether written or oral) that requires or permits the sale, transfer, pledge, assignment or other disposition of any Option Purchased Securities (or any interest therein) to any Person other than the Investor, or that could require such Grantor to vote or transfer any Option Purchased Securities in any particular manner.

6.4.          No Proceedings. There is no action, suit, proceeding, claim, arbitration, investigation or other legal proceeding pending or, to the knowledge of such Grantor, threatened against such Grantor with respect to the Option Purchased Securities or the transactions contemplated by this Agreement, nor is there any judgment, order or decree outstanding against such Grantor that would affect such Grantor’s performance hereunder or the transfer of the Option Purchased Securities.

6.5.          No Finder’s Fees. No Person or entity is entitled to any brokerage, financial advisory, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Grantor.

6.6.          Solely to the extent that the payment of the Exercise Price includes Equity Consideration, then the following representations shall apply as of the Option Closing:

6.6.1.     Purchase Entirely for Own Account. The Shares composing the Equity Consideration (the “Purchased Securities”) will be acquired for investment for the Seller's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. The Seller does not presently have any contract, undertaking, agreement or arrangement to sell, transfer or grant participation rights to any person with respect to any of the Purchased Securities. The Seller has not been formed for the specific purpose of acquiring the Purchased Securities.

6.6.2.     Investment Experience; Accredited Investor; Non-U.S. Person. Each Grantor is a sophisticated, experienced investor in securities of companies in similar stage as the Buyer acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating and understanding the merits and risks of the investment in the Purchased Securities. Each Grantor is either (i) an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (ii) a Non U.S. Person as defined under Regulation S promulgated under the Securities Act. To the extent that a Grantor is a non U.S. Person, such Grantor (x) is not acquiring Purchased Securities for the account or benefit of any U.S. Person, (y) is not, at the time of execution of this Agreement, and will not be, at the time of the Option Closing, in the United States and (z) is not a “distributor” (as defined in Regulation S promulgated under the Securities Act).

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6.6.3.     Restricted Securities. The Purchased Securities have not been and will not be registered under the Securities Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Seller is aware that, except as set forth in Section 11.1 below, the Company is under no obligation to effect any such registration or to file for or comply with any exemption from registration. The sale and issuance of the Purchased Securities have not been registered under the Securities Act by reason of a specific exemption from registration which depends upon, among other things, the accuracy of the Seller's representations as expressed herein.

6.6.4.     Legends. The Purchased Securities may be notated with the following or a similar legend as well as other legends as may be required by applicable securities laws: “THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER OF SUCH SHARES MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

7.	Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Company and the Grantors, as of the date hereof and as of the Option Closing Date, as follows:

7.1.          Organization; Authority. The Investor is duly organized, validly existing and in good standing under the laws of the State of Israel and has all requisite corporate or equivalent power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Investor of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action. This Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and to general principles of equity.

7.2.          No Conflict. The execution, delivery and performance of this Agreement by the Investor and the consummation of the transactions contemplated hereby do not and will not (a) violate the organizational documents of the Investor, (b) conflict with or result in a breach of, or constitute a default under, any contract, agreement or instrument to which the Investor is a party or by which it is bound, or (c) violate any applicable law, judgment or order of any governmental authority binding on the Investor, except in each case as would not materially impair the Investor’s ability to perform its obligations under this Agreement.

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7.3.          Consents and Approvals. No filing with, and no permit, order, authorization, registration, declaration, consent or approval of, any public or governmental body or authority is necessary for the execution, delivery and consummation by the Investor of the transactions contemplated by this Agreement.

7.4.          No Finder’s Fees. No Person or entity is entitled to any brokerage, financial advisory, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Investor.

7.5.          No Public Market. The Investor understands that the Option Purchased Securities have not been registered under any applicable securities law and no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company’s securities.

7.6.          Available Funds. The Investor shall have as of immediately prior to the Option Closing sufficient funds to pay any amounts payable hereunder to be paid on such date in order to consummate any and all transactions contemplated hereby.

7.7.          Equity Consideration Additional Reps

Solely to the extent that the payment of the Exercise Price includes Equity Consideration, then the following representations shall apply as of the Option Closing:

7.7.1.	Buyer SEC Documents; Financial Statements; and Valid Issuance.

(a)            With respect to the period commencing as of the date hereof, Buyer has timely filed all forms, reports and documents required under the Exchange Act to be filed with the SEC (the “Buyer SEC Documents”). Each of the Buyer SEC Documents, and all documents incorporated therein by reference, complied in all material respects with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports, and documents were filed, and no such statement or report contained an untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            Buyer has not, in the twelve (12) months preceding the date hereof, received notice from the NASDAQ Global Select Market to the effect that Buyer is not in compliance with the listing or maintenance requirements of such trading market. Buyer is in compliance in all material respects with all such listing and maintenance requirements and the consummation of the transactions contemplated by this Agreement do not violate any rules or regulations of the NASDAQ Global Select Market.

(c)            Valid Issuance. The Purchased Securities to be issued pursuant to this Agreement will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable, and will not be subject to pre-emptive rights, rights of first refusal or other restrictions on transfer, other than restrictions which apply by virtue of applicable legal requirements.

8.	Certain Covenants of the Company and the Grantors.

8.1.          Issuance of Shares. The Company undertakes and covenants (and the Grantors undertake to apply all of their voting power in the Company to cause the Company to comply with such undertakings and covenants) that, from the date hereof until the Call Option Termination Date, any issuance of Shares or of any convertible, exercisable or exchangeable securities (including options, warrants, or other instruments exercisable, convertible or exchangeable for Shares), by the Company shall be expressly conditioned upon the recipient of such Shares or other securities becoming a party to this Agreement by executing and delivering a joinder or counterpart hereto in form and substance satisfactory to the Investor, thereby becoming subject to the terms and conditions of this Agreement as a “Grantor” with respect to the Shares so issued or issuable upon conversion, exchange or exercise of such other securities. The Company shall not register, and the Grantors shall not approve or otherwise permit, any such issuance unless and until such joinder has been duly executed and delivered to the Investor.

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8.2.          No Transfers. Each Grantor severally and not jointly, further covenants that, except as may be required to give effect to the transactions contemplated hereby or with the prior written consent of the Investor (and subject to the conditions determined by it), it shall not, directly or indirectly, sell, assign, transfer, pledge, encumber, hypothecate or otherwise dispose of any of its Shares or any interest therein, nor create any Encumbrance thereon, nor enter into any agreement to do any of the foregoing, prior to the earlier of the Option Closing or 11:59 PM and 59 seconds (Israel time) on the Call Option Termination Date, if no Exercise Notice has been provided by the Investor prior to such time.

8.3.          Further Assurances. The Company, the Grantors, the Representative and the Investor shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary or desirable to consummate and make effective the transactions contemplated by this Agreement. At the Option Closing, the Grantors shall, at the request of the Investor and without further consideration, execute and deliver further instruments of transfer and assignment and take such other action as the Investor may reasonably require to more effectively transfer and assign to the Investor the Option Purchased Securities.

8.4.          Power of Attorney. Without derogating from the Sellers’ and the Representative’s obligations set forth herein, the Grantors hereby appoints the Representative as its attorney in fact, with full power and authority to act on behalf of each Grantor such that in the event that any Grantor fails to transfer any of the Option Shares pursuant to this Agreement, Representative shall be the attorney of such Grantor with full power to execute, complete and deliver, in the name and on behalf of such Grantor transfers of the Option Purchased Securities to the Investor against payment of the Exercise Price to such Grantor in the manner provided for in this Agreement. Notwithstanding any resignation of the Representative, the power of attorney provided in this Section 8.4 shall remain in effect and may not be transferred to any successor Representative without the written consent of the Investor, which consent shall not be unreasonably withheld. Upon payment of the Exercise Price to such Grantor in the manner provided for in this Agreement, the Investor shall be deemed to have obtained a good discharge for such payment. The Representative shall have no liability to any Grantor or third party for actions taken pursuant to this power of attorney, and each Grantor hereby agrees to indemnify and hold harmless the Representative from any claims, losses, or expenses arising from the Representative’s exercise of this power of attorney, except in cases of the Representative’s gross negligence or willful misconduct as finally adjudicated by a court.

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8.5.	Release. Each Grantor, on its own behalf and on behalf of its respective Affiliates, representatives, heirs, successors and assigns (collectively, the “Grantor Releasing Parties”), hereby absolutely, unconditionally and irrevocably releases and forever discharges the Company and its present and former Affiliates, successors and assigns, and their respective representatives, shareholders, members and partners (collectively, the “Company Released Parties”), with effect as of the Option Closing (and conditioned upon the consummation thereof), from any and all claims, causes of action, legal proceedings, liabilities, losses, costs, reimbursements, damages (whether for compensatory, special, incidental or punitive damages, equitable relief or otherwise), demands, recoveries, indemnities and obligations of any kind, whether in law, equity or otherwise, whether known or unknown, whether concealed or hidden, whether disclosed or undisclosed, whether contingent or absolute, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether foreseen or unforeseen, whether anticipated or unanticipated, whether suspected or unsuspected and whether arising by operation of law or otherwise, which such Grantor Releasing Parties ever have had, or ever may have in the future, against the Company Released Parties and which are based on acts, events or omissions occurring up to and including the Option Closing (the “Released Claims”). Released Claims include, without limitation, any claims relating to or arising from preemptive rights, rights of first offer, rights of first refusal, co-sale rights, over-allotment rights or other participation rights or timely notice thereof that any Grantor may have had under (i) the Company’s Articles of Association (as amended from time to time), (ii) any other agreement, document or instrument, (iii) any other understanding or arrangement with the Company, or (iv) any applicable law. Each Grantor, on behalf of itself and the Grantor Releasing Parties, acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of the Released Claims, but intends to and, by operation of this Agreement, shall have fully, finally and forever settled and released any and all Released Claims, without regard to the subsequent discovery or existence of such different or additional facts. Without derogating from the foregoing, it is hereby expressly stated the Released Claims shall not include: (i) any right of a Grantor under this Agreement or any related Agreement, including any rights to payments pursuant to this Agreement or the transactions contemplated hereby, (ii) any rights to continuing indemnification under (A) any indemnification agreement to which a Seller (or any representative thereof) and the Company are parties to, or (C) the D&O Tail Insurance, or (iii) relating to or arising from any commercial relationship such Grantor may have with the Company or any of its respective Affiliates independently from its role as a shareholder of the Company.

8.6.          Covenant Not to Sue. With effect as of the Option Closing, each Grantor, on behalf of itself and the Grantor Releasing Parties, agrees that it shall not, in its own capacity, or as successor, assignor or assignee, or otherwise, assert, commence, join in, or assist or encourage any third party in asserting, any claim against any Company Released Party with respect to any of the matters released under Section 8.5.

9.	Conditions to the Option Closing

9.1.          The respective obligation of each Party to consummate the Option Closing shall be subject to the satisfaction (or waiver in writing by the Investor, the Company and the Representative) of each of the following conditions as of the Option Closing Date:

9.1.1.      No Legal Impediment. There shall not be in effect any order, law, rule or regulation restraining, enjoining or otherwise prohibiting the consummation of the Option Closing (including, any anti-trust filing or approval if and to the extent legally required), and no action or proceeding by any governmental authority shall be pending or threatened before any court or administrative body seeking to restrain or prohibit or impose any material condition on the consummation of the transactions contemplated hereby.

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9.2.          The obligations of the Investor to consummate the Option Closing shall be subject to the satisfaction (or waiver in writing by the Investor) of each of the following conditions as of the Option Closing Date:

9.2.1.      Representations and Warranties. The representations and warranties of the Grantors set forth in Section 6 shall be true and correct in all material respects as of the Option Closing Date.

9.2.2.      Covenants. The Grantors and the Company shall have duly performed and complied in all material respects with all covenants and obligations to be performed by them under this Agreement prior to or at the Option Closing.

9.2.3.      No Legal Impediment. There shall not be in effect any order, law, rule or regulation restraining, enjoining or otherwise prohibiting the consummation of the Option Closing, and no action or proceeding by any governmental authority shall be pending or threatened before any court or administrative body seeking to restrain or prohibit or impose any material condition on the consummation of the transactions contemplated hereby.

9.2.4.      No Material Adverse Change. Since the date of the Exercise Notice, there shall not have occurred any Material Adverse Change.

9.2.5.      Company Acquisition. If the Investor consummates the acquisition of 100% of the Shares of the Company by way of a Company Acquisition (as defined in Section 5.2), all necessary resolutions of the Company’s board of directors and shareholders to authorize such Company Acquisition shall have been duly adopted, all documentation required to implement the Company Acquisition shall have been duly executed and delivered by the parties thereto (other than the Investor or its affiliates), and all statutory or other waiting periods required under applicable law shall have expired or been waived.

9.2.6.      Third-Party Consents. All consents, approvals, waivers or authorizations required to be obtained from any third party (including lenders, lessors, or counterparties to material contracts) or from any governmental or regulatory authority in connection with the transactions contemplated by this Agreement (including any Company Acquisition, if applicable) shall have been obtained and shall be in full force and effect.

9.2.7.      Delivery. Each of the documents and deliveries set forth in Section 2.2.4 shall have been duly and timely delivered to the Investor, and all such documents shall be in full force and effect as of the Option Closing.

9.3.          The obligations of the Grantors to consummate the Option Closing with respect to the Option Purchased Securities Shares shall be subject to the satisfaction (or waiver in writing by the Representative) of each of the following conditions as of the Option Closing Date:

9.3.1.      Purchase Price. The Investor (or its designated Affiliate) shall have paid the Closing Purchase Price in accordance with Section 2.2.1, including any partial payment in shares if elected by the Investor pursuant to Section 1.3.3.

9.3.2.      Escrow Deposit. The Investor shall have deposited the Adjustment Escrow Amount with the Paying Agent pursuant to Section 3.5.

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9.3.3.      Representations and Warranties. The representations and warranties of the Investor set forth in Section 7 shall be true and correct in all respects as of the Option Closing Date. The Representatives shall have received a certificate dated the Option Closing Date and signed on behalf of Buyer by an authorized signatory of Buyer, confirming the foregoing.

9.3.4.      Covenants. The Investor shall have duly performed and complied in all material respects with all covenants and obligations to be performed by it under this Agreement prior to or at the Option Closing. The Representative shall have received a certificate dated the Option Closing Date and signed on behalf of Buyer by an authorized signatory of Buyer, confirming the foregoing.

9.3.5.      No Legal Impediment. There shall not be in effect any order, law, rule or regulation restraining, enjoining or otherwise prohibiting the consummation of the Option Closing, and no action or proceeding by any governmental authority shall be pending or threatened before any court or administrative body seeking to restrain or prohibit or impose any material condition on the consummation of the transactions contemplated hereby.

10.	Termination.

10.1.       The Call Option shall automatically terminate upon the earliest of (such date, the “Call Option Termination Date”):

10.1.1.   The consummation of the Option Closing (provided, however, that all provisions relating to the period following the Option Closing shall remain in effect);

10.1.2.   11:59 PM and 59 seconds (Israel time) on the Call Option Expiry Date, if no Exercise Notice has been provided by the Investor prior to such time; or

10.1.3.   Following the repayment in full of the Loan Amount when it becomes due and payable in accordance with the Investment Agreement.

10.1.4.   The date (if any) upon which the Investor constitutes a “Defaulting Investor” as defined and in accordance with the provisions of the Investment Agreement.

10.1.5.   Pursuant to section 2.4.6.2 of the Investment Agreement, , where Investor elects not to proceed to invest in the Company due to the occurrence of a Material Adverse Change, upon the date of the applicable Officer’s Certificate (as defined in the Investment Agreement).

10.1.6.   Immediately prior to the consummation of the Acquisition Transaction (as defined in the Amended Articles) pursuant to Article 143 of the Amended Articles (Call Option Carveout).

10.2.       For the avoidance of any doubt, except as expressly provided in this Section 10, the Call Option shall remain in full force and effect until and including the Call Option Expiry Date and may not be terminated by the Company, the Grantors, or the Representative for any reason whatsoever.

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11.	Mutual Covenants

11.1.       Solely to the extent that the payment of the Exercise Price includes Equity Consideration, then the Buyer undertakes as follows: Buyer shall use commercially reasonable efforts to file as soon as practicable following the Option Closing a resale registration statement on Form F-3 or other applicable form (each, a “Registration Statement”) providing for the resale of the shares issued as Equity Consideration by the Grantors and use commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable, and to take all commercially reasonable efforts to ensure that such Registration Statement remains effective until the earlier of: (i) twelve (12) months after the Option Closing and (ii) the date that all of such Buyer’s shares, as the case may be, have been sold. Buyer shall cause any such Registration Statement to materially comply with all applicable requirements of federal and state securities laws of the United States. Each relevant Grantor to be issued such shares, hereby (i) consents to the use of its name and to the inclusion of business information relating to it in any such Registration Statement; (ii) agrees to provide promptly to Buyer such information concerning its business and affairs as may reasonably be requested by Buyer for inclusion in any such Registration Statement, or in any amendments or supplements thereto; and (iii) agrees to cause its counsel to cooperate with Buyer’s counsel in the preparation of any such Registration Statement. Each such Grantor shall promptly advise Buyer, in writing, if at any time prior to the effectiveness of any such Registration Statement, Grantor shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement any such Registration Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Legal Requirements. The Buyer shall bear the expenses of one counsel for the Grantors in connection with such Registration Statement.

11.2.       D&O Insurance; Indemnification and Exculpation.

(a)	As of the Option Closing Date, each of the Company and its Subsidiaries shall maintain, for a period of seven (7) years after the Option Closing Date, the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Option Closing, covering each Person currently covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof (“D&O Tail Insurance”).

(b)	the Buyer shall not, and shall cause the Company and its Subsidiaries not to, amend, repeal, or otherwise modify the obligations with respect to all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Option Closing now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in the Company’s and its Subsidiaries’ Articles of Association or organizational documents, as in effect on the date hereof, without further action, as of the Option Closing, and such obligations shall survive the Option Closing and shall continue in full force and effect (except as otherwise required by applicable Law) in accordance with their terms.

(c)	In the event that the Company or any of its Subsidiaries or any of their successors or assignees (i) consolidates with or merges into any other Person and is not the continuing or Company or any of its Subsidiaries or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each case, Buyer and the Company or any of its Subsidiaries, as the case may be, shall cause provision to be made so that successors and assignees of the Company or any of its Subsidiaries, as the case may be, assume the obligations set forth in this Section 11.2. The provisions of this Section 11.2 are (x) intended to be for the benefit of, and will be enforceable by, each current or former director or officer of the Company or any of its Subsidiaries, as the case may be, his or her heirs and his or her representatives and (y) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

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11.3.       Publicity. No Party shall issue a press release or public announcement or otherwise make any public disclosure (nor shall the Company communicate with any of its employees or permit any Company personnel to do so, except for communications with such employees, representatives, agents, shareholders, partners, Affiliates and/or agencies necessary for the Company to satisfy its obligations hereunder), concerning the subject matter of this Agreement (including its existence) without the prior written approval of the Representative or the Buyer, as applicable; provided that the Parties shall be permitted to issue a press release in agreed form on the date hereof; provided further that any Party may make any public disclosure it believes based upon opinion of counsel is required by applicable law or stock market rule and in such case (other than disclosure pursuant to stock market rule or securities laws) such Party must, prior to making such disclosure, (a) use commercially reasonable efforts to advise the other Parties of such disclosure (including a copy thereof) as far in advance of such disclosure as is reasonably practicable and (b) consult with the other Parties with respect to the content of such disclosure.

12.	Miscellaneous.

12.1.       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel, without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

12.2.       Jurisdiction. The competent courts located in Tel Aviv, Israel shall have exclusive jurisdiction over any disputes arising out of or relating to this Agreement, and each of the Parties hereby submits irrevocably to the jurisdiction of such courts.

12.3.       Amendment and Waiver. No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by the Investor and the Representative (on behalf of the Grantors); provided, however, that a waiver by a Party of any breach or failure to comply with any provision hereof shall not operate as or be construed to be a waiver of any other breach or failure.

12.4.       Entire Agreement. This Agreement (including the preamble, recitals, Exhibits, and Schedules hereto), together with any joinders (including Optionee/ Warrantholder Joinders) and the Paying Agent & Escrow Agreement, constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior written or oral agreements or understandings relating thereto. In the event of any conflict or inconsistency between the terms of this Agreement and the Investment Agreement, the terms of this Agreement shall govern and control.

12.5.       Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed given: (a) when delivered personally; (b) when sent by email with confirmation of delivery if sent during normal business hours, and otherwise on the next Business Day; (c) ten (10) days after being mailed by registered or certified mail, postage prepaid, return receipt requested; or (d) two (2) Business Days after being sent via an internationally recognized overnight courier with written confirmation of delivery. Notices shall be sent to the addresses (or email addresses) specified below, or to such other address as a Party may from time to time notify in writing:

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Company	Neurolief Ltd. 12 Giborei Israel, Netanya, Israel, 4250412 Attn: Chief Executive Officer E-mail: scott.drees@neurolief.com
With a copy (which shall not constitute service of process) to:	Amit, Polak, Matalon & Co. 18 Raoul Wallenberg St. Building D 6th floor Tel Aviv 6971915 Attn: James Raanan, Adv. E-mail: jamesr@apm.law
Representative	Sabban Law Offices Beit Manzur 7th Floor 2 HaNofar Street Ra’anana 4366402, Israel Attn: Behir Sabban, Adv. E-mail: behir@sabbanlaw.com
Investor	BrainsWay Ltd. 16 Hartum Street, 3rd Floor, RAD Tower, Jerusalem, 9777516, Israel Attn: Menachem Klein, General Counsel E-mail: MKlein@brainsway.com
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With a copy (which shall not constitute service of process) to:	S. Friedman, Abramson & Co, Azrieli Town, 146 Menachem Begin Road, Tel Aviv-Jaffa, Israel Attn: Sarit Molcho and Simon Synett E-mail: Saritm@sfa.law; Simons@sfa.law

12.6.       Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, which shall remain enforceable, to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitation, the portion of this Agreement containing any provision held to be invalid, illegal or unenforceable that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

12.7.       Expenses. Except as expressly set forth herein, each Party shall bear its own costs and expenses in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby.

12.8.       Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and that any breach of this Agreement may cause irreparable harm to the non-breaching Party for which monetary damages would not be an adequate remedy. Accordingly, each Party shall be entitled to seek specific performance of the terms and provisions of this Agreement and to obtain injunctive or other equitable relief to prevent any breach, or to enforce the observance and performance of any covenant, obligation, agreement, term or condition hereof, in addition to any other remedy to which it may be entitled at law or in equity. The Parties hereby waive (a) any requirement for the securing or posting of any bond in connection with any such remedy, and (b) any defense that a remedy at law would be adequate.

12.9.       Counterparts. This Agreement may be executed in two or more counterparts (including counterparts transmitted by electronic mail in PDF format), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.10.     Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Notwithstanding the foregoing, Buyer shall have the right to assign this Agreement without the prior written consent of the other Parties (i) to any of its Affiliates, provided, however, that that no such assignment or transfer shall become effective unless each such Affiliate has provided the Company and the Representative with a confirmation in writing that it is bound by all terms and conditions of this Agreement and each of the Transaction Documents (as defined in the Investment Agreement) as if it were an original party to it; and provided further, that Buyer shall agree to guarantee the obligations of such Affiliate hereunder and under the Transaction Documents; or (ii) to an acquiror in connection with a sale of all or substantially all of its assets or business (whether by merger, asset sale, share sale or otherwise), provided that such acquiror has provided the Company and the Representative with a confirmation in writing that it is bound by all terms and conditions of this Agreement and each of the Transaction Documents as if it were an original party to it. For avoidance of doubt, any payment of the Exercise Price in Equity Consideration, if made according to the provisions of this Agreement, shall solely relate to tradable shares of the Buyer itself (and not shares of any other entity) regardless of whether or not the Buyer assigned its rights and obligations herein pursuant to this Section 12.10. Subject to the preceding sentence, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

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12.11.     Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

12.12.     Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

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[EXECUTION PAGE 1 TO CALL OPTION AGREEMENT]

IN WITNESS WHEREOF, the Company, the Investor and the Representative have executed this Call Option Agreement as of the date set forth in the first paragraph hereof.

Neurolief Ltd. By (sign name): _________________ Print Name: ____________________ Title: _______________________ Date: ________________________	Brainsway Ltd. By (sign name): _________________ Print Name: ____________________ Title: _______________________ Date: ________________________
Behir Sabban, Adv. By (sign name): _________________ Print Name: ____________________ Title: _______________________ Date: ________________________

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[EXECUTION PAGE __ TO CALL OPTION AGREEMENT]

IN WITNESS WHEREOF, the Grantors have executed this Call Option Agreement as of the date set forth in the first paragraph hereof.

Terralab Ventures L.P. By (sign name): _________________ Print Name: Astorre Modena; Harold Weiner Title: _______________________ Date: ________________________	Terra Ventures Partners II (Cayman) L.P. By (sign name): _________________ Print Name: Astorre Modena; Harold Weiner Title: _______________________ Date: ________________________
Terra Ventures Partners II SCA SICAR By (sign name): _________________ Print Name: Astorre Modena; Harold Weiner Title: _______________________ Date: ________________________	Amit Dar By (sign name): _________________ Print Name: Amit Dar Title: _______________________ Date: ________________________
Shmuel Shany By (sign name): _________________ Print Name: Shmuel Shany Title: _______________________ Date: ________________________	Jonathan Bar-Or By (sign name): _________________ Print Name: Jonathan Bar-Or Title: _______________________ Date: ________________________
Efrat Kantor By (sign name): _________________ Print Name: Efrat Kantor Title: _______________________ Date: ________________________	KT Squared LLC By (sign name): _________________ Print Name: Gabriel Merkin Title: _______________________ Date: ________________________

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Mont Pelerin Capital Limited By (sign name): _________________ Print Name: Amir Weitmann; Arie Benguigui Title: _______________________ Date: ________________________	Deborah Edelstein Weiss By (sign name): _________________ Print Name: Deborah Edelstein Weiss Title: _______________________ Date: ________________________
Izba S.A By (sign name): _________________ Print Name: Sergio Fogel Title: _______________________ Date: ________________________	Sergio Fogel By (sign name): _________________ Print Name: Sergio Fogel Title: _______________________ Date: ________________________

Shevet 5G LLC By (sign name): _________________ Print Name: Baruch Glaubach Title: _______________________ Date: ________________________	Esther Muschel Holdings LLC By (sign name): _________________ Print Name: Esther Muschel Title: _______________________ Date: ________________________
MLS Properties LLC By (sign name): _________________ Print Name: Shlomo Spetner Title: _______________________ Date: ________________________	Michael Deouell By (sign name): _________________ Print Name: Michael Deouell Title: _______________________ Date: ________________________
Marc Epstein By (sign name): _________________ Print Name: Marc Epstein Title: _______________________ Date: ________________________	Eaton Associates By (sign name): _________________ Print Name: Marc Epstein Title: _______________________ Date: ________________________
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Mark Hetterley By (sign name): _________________ Print Name: Mark Hetterley Title: _______________________ Date: ________________________	Keren Keshet - The Rainbow Foundation By (sign name): _________________ Print Name: Yehuda Novick Title: _______________________ Date: ________________________

Michael Steinhardt By (sign name): _________________ Print Name: Michael Steinhardt Title: _______________________ Date: ________________________	David Steinhardt By (sign name): _________________ Print Name: David Steinhardt Title: _______________________ Date: ________________________
Drakanea Management Ltd. By (sign name): _________________ Print Name: Mark Vickers; Matthew Toussaint Title: _______________________ Date: ________________________	Thomas Hook By (sign name): _________________ Print Name: Thomas Hook Title: _______________________ Date: ________________________

Scott Drees By (sign name): _________________ Print Name: Scott Drees Title: _______________________ Date: ________________________	Anthony Borowicz By (sign name): _________________ Print Name: Anthony Borowicz Title: _______________________ Date: ________________________

Sawai Group Holdings Co. Ltd. By (sign name): _________________ Print Name: ___________________ Title: _______________________ Date: ________________________	Avinoam Rosenzweig By (sign name): _________________ Print Name: Avinoam Rosenzweig Title: _______________________ Date: ________________________
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Uriel Rosenzweig By (sign name): _________________ Print Name: Uriel Rosenzweig Title: _______________________ Date: ________________________	James Rosenzweig By (sign name): _________________ Print Name: James Rosenzweig Title: _______________________ Date: ________________________

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EXHIBIT A

OPTIONEE/ WARRANTHOLDER JOINDER AGREEMENT

This Joinder Agreement (this “Joinder“) is entered into as of _________, 2025, by and between [OPTION/ WARRANT HOLDER NAME], an individual/entity (the “Option Holder“), and the parties to that certain Call Option Agreement dated as of _________, 2025 (the “Call Option Agreement“), by and among BrainsWay Ltd., an Israeli public company (the “Buyer“), Neurolief Ltd., a company organized under the laws of the State of Israel (the “Company“), and the securities holders of the Company listed in Schedule A thereto (the “Grantors“).

1. RECITALS

WHEREAS, the Option Holder is a holder of certain securities of the Company as set forth in Section 4 below; and

WHEREAS, pursuant to Section [●] of the Call Option Agreement, the Option Holder desires to become bound by the Call Option Agreement as a Grantor thereunder with respect to such securities; and

WHEREAS, the execution and delivery of this Joinder by the Option Holder is a condition precedent to the Option Holder becoming bound as a Grantor under the Call Option Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Option Holder hereby agrees as follows:

2. Joinder and Binding Effect

By executing and delivering this Joinder, the Option Holder hereby agrees to become bound by, and shall become a party to, the Call Option Agreement as a “Grantor” thereunder, and shall be bound by and comply with all of the terms, conditions, obligations, covenants, representations, warranties and agreements set forth in the Call Option Agreement that are applicable to the Grantors thereunder with respect to the Option Purchased Securities, with the same force and effect as if the Option Holder had been an original signatory thereto. The Option Holder acknowledges and agrees that upon execution of this Joinder, all references to “Grantor” or “Grantors” in the Call Option Agreement shall be deemed to include the Option Holder.

For purposes of the Call Option Agreement, the Option Holder’s “Option Purchased Securities” shall consist of those Company securities identified in Section 4 of this Joinder. The parties to the Call Option Agreement shall treat the Option Holder as a Grantor for all purposes under the Call Option Agreement, and the Option Holder shall be entitled to all rights, and subject to all obligations, of a Grantor thereunder.

3. Representations and Warranties

Without derogating from the Representations and Warranties set forth in Section 6 of the Call Option Agreement, all of which are deemed made by the Option Holder, the Option Holder hereby represents and warrants to the Buyer and the Company as follows:

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3.1 The Option Holder is the sole legal and beneficial owner of the Option Purchased Securities, free and clear of any liens, charges, pledges, security interests, encumbrances or other third-party rights of any nature whatsoever (collectively, “Encumbrances”), and upon exercise of the Call Option by the Buyer, the Option Holder will transfer to the Buyer good and valid title to the Option Purchased Securities, free and clear of any Encumbrances.

3.2 The Option Holder has full legal capacity and authority to execute and deliver this Joinder and to perform its obligations hereunder. This Joinder has been duly executed and delivered by the Option Holder and constitutes the legal, valid and binding obligation of the Option Holder, enforceable against the Option Holder in accordance with its terms.

3.3 The execution, delivery and performance by the Option Holder of this Joinder and the consummation of the transactions contemplated hereby do not and will not: (i) violate or conflict with any law, statute, rule, regulation, judgment, order, writ or decree of any governmental authority applicable to the Option Holder; (ii) violate or conflict with any agreement, arrangement or understanding to which the Option Holder is a party or by which the Option Holder or the Option Purchased Securities may be bound; or (iii) require any consent, approval or authorization of any person or entity.

4. Option Securities Coverage

The Option Holder hereby confirms and agrees that all of their Vested Company Options and Option Purchased Securities, as defined in the Call Option Agreement, shall be subject to the terms and conditions of the Call Option Agreement. As of the date hereof, the Option Holder’s securities that are subject to the Call Option Agreement consist of:

(a) _______ [Vested Company Options / Warrants] to purchase _______ [Ordinary Shares/Preferred __] of the Company at an exercise price of NIS _______ per share; and

(b) _______ Option Purchased Securities consisting of _______ [specify type] shares of the Company.

The Option Holder acknowledges and agrees that any additional Company securities that the Option Holder may acquire after the date hereof, whether through exercise of options, warrants, conversion of convertible securities, or otherwise, shall automatically become subject to the Call Option Agreement without need for further action or documentation.

5. Acknowledgment of Terms

The Option Holder hereby acknowledges and confirms that it has received, carefully reviewed and fully understands all terms, conditions and provisions of the Call Option Agreement. The Option Holder further acknowledges that it has had the opportunity to consult with legal counsel of its choice regarding the Call Option Agreement and this Joinder. The Option Holder enters into this Joinder freely and voluntarily, with full knowledge of its significance, and with the intent to be legally bound by all terms and conditions contained in the Call Option Agreement.

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6. Governing Law and Jurisdiction

This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to principles of conflicts of law. The parties hereby irrevocably submit to the exclusive jurisdiction of the competent courts located in Tel Aviv-Jaffa, Israel in respect of any dispute or matter arising out of or connected with this Joinder Agreement. Each party hereby irrevocably waives any objection it may have to the venue of any action or proceeding brought in such court or to the convenience of such forum.

7.  Miscellaneous

This Joinder may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of this Joinder by electronic transmission (including PDF or any electronic signature complying with applicable law) shall be equally effective as delivery of a manually executed counterpart of this Joinder. Any party delivering an executed counterpart of this Joinder by electronic transmission shall also deliver a manually executed counterpart of this Joinder, but failure to do so shall not affect the validity, enforceability or binding effect of this Joinder.

IN WITNESS WHEREOF, the Option Holder has executed this Joinder Agreement as of the date first written above.

OPTION HOLDER:

By: _______________________
Name: [OPTION HOLDER NAME]
Title: ______________________
Date: ______________________	ACCEPTED AND AGREED: BRAINSWAY LTD. By: _______________________ Name: ____________________ Title: _____________________ Date: _____________________

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EXHIBIT B

SHAREHOLDER REGISTER

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EXHIBIT C

SHARE TRANSFER DEED

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The undersigned _________________ (the "Transferor") does hereby transfer for due consideration to ____________., a company incorporated under the laws of the State of Israel, (the "Transferee"), [Number] [Type] Shares of Neurolief Ltd. (the "Company"), par value NIS 0.01 each (the "Shares") subject to the same terms and conditions on which the Transferor held the Shares at the time of the execution of this share transfer deed, and the Transferee hereby agrees to accept the Shares subject to the aforesaid terms and conditions.

The Transferor hereby assigns and transfers, and the Transferee hereby accepts and assumes, any and all of the rights, liabilities and obligations of the Transferor with respect to the Shares.

The Transferor and the Transferee hereby authorize and grant full power and authority to any of the officers of the Company to register the sale and transfer of the Shares, and the acceptance thereof, in the shareholders’ register of the Company.

This Share Transfer Deed may be executed in counterparts, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.

In witness whereof, the Transferor and the Transferee have executed and delivered this share transfer deed as of ______________, 202__.

The Transferor:	The Transferee:
By:

Signature

Name:	Title:

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EXHIBIT D

WRITTEN RESIGNATION

Neurolief Ltd.

(the “Company”)

Dear Sirs,

Re: Resignation Letter

I, the undersigned, _________, Israeli ID number _________, hereby resign from my position as a member of the board of directors of the Company (the “Board”) and from any and all committees of the Board, if any, effective as of date hereof.

Sincerely,

–––––––––––––––––––––––

[Name]

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EXHIBIT E

CAP TABLE ADJUSTMENT EXAMPLE

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